Exhibit 99.1

NEWS RELEASE

First Mining’s Partner, Auteco Minerals, Expands Drill Program at
Pickle Crow Gold Project, Ontario, Canada

September 3, 2020 – Vancouver, Canada – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to report that Auteco Minerals Ltd. (“Auteco”) (ASX: AUT), First Mining’s partner on its Pickle Crow Gold Project in northwestern Ontario (“Pickle Crow” or the “Project”) has increased its current drill program at Pickle Crow from 10,000 metres (m) to 45,000m.

Highlights:

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Diamond drill program expanded to 45,000m
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Two drill rigs currently active, third expected to be mobilized in late September
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19 drill holes (4,400m) completed to date

As part of its earn-in agreement with First Mining, Auteco has actively been exploring the Pickle Crow deposit, with one diamond drill rig in operation since May 2020 and a second drill rig mobilized to site in July. To expedite potential resource growth and test multiple step-out targets, a third rig is scheduled to be mobilized in late September 2020. Based on initial exploration results and observations to date, Auteco’s drill program has been expanded from 10,000m to 45,000m, with a 24-person, all-season camp to be established on site to support exploration activities.

To date, nineteen drill holes totalling 4,464m have been completed. Assay results and drill highlights will be reported in an upcoming news release.

Exploration efforts are currently focused on the definition of potential additional resources within the Core Trend, which is host to the current inferred resource and the historical mining and infrastructure. Numerous walk-up drill targets ‘in the shadow of the headframe’ have been identified from historical drilling datasets, and the current drilling is adding geological confidence to the significant historical intercepts to enable conversion to JORC and NI 43-101 mineral resources.

Reconnaissance exploration drilling has resulted in three new, high-grade gold discoveries/extensions already, with significant step-out mineralization returned from Vein 5 extensions, Vein 11 extensions including a new footwall discovery, and a new Vein 112.

Auteco’s aggressive drill program is fully funded following its recent A$30.4 million capital raising.

First Mining entered into an earn-in agreement with Auteco on March 12, 2020 whereby Auteco may earn up to an 80% interest in PC Gold Inc., the Company’s wholly-owned subsidiary that owns Pickle Crow. Auteco can earn a full 80% interest by incurring a total of $10 million in exploration expenditures over five years, making cash payments to First Mining totaling $4.1 million, and issuing 125 million shares of Auteco to First Mining. Upon completion of the second stage of the earn-in (at which time Auteco’s interest in PC Gold Inc., and thereby the Project, would be at 70%), First Mining will be granted a 2% Net Smelter Returns (“NSR”) Royalty, 1% of which can be bought back for US$2.5 million.

Management Change

First Mining also announces that, effective September 2, 2020, Ms. Mal Karwowska has resigned from her position as Vice President, Corporate Development of First Mining.

“On behalf of the Board of Directors and all the team at First Mining, I want to sincerely thank Mal for her dedicated service to the Company as VP Corporate Development and wish her the best in her future endeavours”, stated Dan Wilton, CEO.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada, currently hosting a mineral resource base of 4.67 million ounces of gold in the Indicated category and 0.23 million ounces of gold in the Inferred category1. A Pre-Feasibility Study is underway, with completion targeted in early 2021, and permitting is on-going with submission of the Environmental Impact Statement targeted for 2021. The Company also holds a large equity position in Treasury Metals who are advancing the Goliath-Goldlund gold projects in Ontario towards construction. First Mining’s portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Spiros Cacos | Vice President, Investor Relations
Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Note:
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These numbers are from the independent technical report titled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, dated November 5, 2019, which was prepared by SRK Consulting (Canada) Inc. in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is available at www.sedar.com under First Mining’s SEDAR profile. Readers are cautioned that the PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) ) the mobilization of a third drill rig to Pickle Crow in late September 2020; (ii) timing for the receipt of outstanding assays from the current drill program at Pickle Crow and the interpretation of the results of such assays; (iii) the disclosure of assay results and highlights of the current drill program at Pickle Crow in future news releases issued by the Company; (iv) the potential to increase the amount of mineral resources in the Core Trend at Pickle Crow through the current drill program; (v) the timing of all expenditure and payment requirements under the Company’s earn-in agreement with Auteco, and the potential for the Company to be granted a 2% NSR royalty on Pickle Crow upon completion of the second stage of the earn-in; (vi) timing for the completion of a Pre-Feasibility Study for Springpole; (vii) timing for the submission of an Environmental Impact Statement for Springpole; (viii) the Company’s focus on advancing its assets towards production; and (ix) realizing the value of the Company’s gold projects for the Company’s shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation the Company’s business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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